EXHIBIT 11.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET LOSS

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2004	2005	2004	2005
Loss from continuing operations	$(65,888)	$(229,798)	$(155,527)	$(357,060)
Dividends on preferred stock	(9,332)	(9,568)	(19,028)	(19,221)

Loss from continuing operations applicable to common stock for basic and diluted computations	(75,220)	(239,366)	(174,555)	(376,281)
Income from discontinued operations	15,108	2,347	28,110	848

Net loss applicable to common stock for basic and diluted computations	$(60,112)	$(237,019)	$(146,445)	$(375,433)

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	221,853	218,237	220,574	220,919

Per common share—basic and diluted:
Loss from continuing operations	$(0.34)	$(1.10)	$(0.79)	$(1.70)
Income from discontinued operations	0.07	.01	0.13	—

Net loss	$(0.27)	$(1.09)	$(0.66)	$(1.70)